The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishi-ku,
Yokohama, Kanagawa 220-8611, Japan

RECEIVED
2006 APR -7 P 3:31

File No. 82-34814

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06012314

SUPPL

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated March 8, 2006 (Establishment of a Subsidiary for Issuance of "Non-dilutive" Preferred Securities)

2. Press Release dated March 16, 2006 (Notice concerning Issuance of "Non-dilutive" Preferred Securities)

3. Press Release dated March 16, 2006 (Notice concerning Change of Specified Subsidiary)

4. Press Release dated March 24, 2006 (Notice of Retirement of Own Shares)

5. Report on acquisition of treasury shares by the Bank dated February 3, 2006

6. Report on acquisition of treasury shares by the Bank dated March 2, 2006

7. Report on acquisition of treasury shares by the Bank dated April 3, 2006

8. Extraordinary Report dated March 27, 2006 and the amendment thereof

9. Extraordinary Report dated March 28, 2006 and the amendment thereof

PROCESSED
APR 10 2006
THOMSON FINANCIAL

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

dlo 4/10

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated March 8, 2006 (Establishment of a Subsidiary for Issuance of "Non-dilutive" Preferred Securities)

(2) Press Release dated March 16, 2006 (Notice concerning Issuance of "Non-dilutive" Preferred Securities)

(3) Press Release dated March 16, 2006 (Notice concerning Change of Specified Subsidiary)

(4) Press Release dated March 24, 2006 (Notice of Retirement of Own Shares)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on acquisition of treasury shares by the Bank dated February 3, 2006

Report on acquisition of treasury shares by the Bank dated February 3, 2006 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(2) Report on acquisition of treasury shares by the Bank dated March 2, 2006

Report on acquisition of treasury shares by the Bank dated March 2, 2006 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(3) Report on acquisition of treasury shares by the Bank dated April 3, 2006

Report on acquisition of treasury shares by the Bank dated April 3, 2006 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(4) Extraordinary Report dated March 27, 2006 and the amendment thereof

Extraordinary Report dated March 27, 2006 submitted to the Director of Kanto Local Finance Bureau, describing the change in Representative Director of the Bank, and the amendment thereof.

(5) Extraordinary Report dated March 28, 2006 and the amendment thereof

Extraordinary Report dated March 28, 2006 submitted to the Director of Kanto Local Finance Bureau, describing the change in the Bank's specified subsidiary, and the amendment thereof.

File No. 82-34814
Exhibit A-1

March 8, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Establishment of a Subsidiary for Issuance of "Non-dilutive" Preferred Securities

We hereby announce that the Bank of Yokohama, Ltd. ("Bank") held a meeting of its Board of Directors on March 8, 2006 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "Yokohama Preferred Capital Cayman Limited" for issuance of preferred securities ("Non-dilutive Preferred Securities.")

The summary terms of the Non-dilutive Preferred Securities are as described below and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

Issuer	Yokohama Preferred Capital Cayman Limited (an offshore special purpose company to be newly established under the laws of the Cayman Islands whose voting rights to be wholly held by the Bank)
Type of security	Japanese Yen denominated non-cumulative perpetual preferred securities (no right to convert into Issuer's common stock is granted)
Issue Amount	40 billion Japanese yen (planned)
Dividend Rate	To be determined
Use of proceeds	All proceeds are to be used to strengthen the Bank's capital base.
Liquidation preferences	As to rights upon liquidation, the Non-dilutive Preferred Securities will rank junior to the subordinated creditors and general creditors of the Bank, senior to the common shares, and effectively pari passu with the preferred shares.
Method of offering	Private placement (Nikko Citigroup Limited and Nomura Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors.)

(Note) The issuance is subject to notification and approvals based on applicable laws and regulations becoming effective.

This notice with regard to the establishment of a subsidiary for the issuance of Non-dilutive Preferred Securities is published in order to publicly announce specific facts relating to the establishment, and does not constitute a solicitation of investment, solicitation of sale or purchase of any type of securities, in or outside of Japan. The Non-dilutive Preferred Securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.

File No. 82-34814
Exhibit A-2

March 16, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice concerning issuance of "Non-dilutive" Preferred Securities

The Bank of Yokohama, Ltd. ("Bank") hereby announces that its wholly owned subsidiary named "Yokohama Preferred Capital Cayman Limited" has decided the following with regards to the issuance of preferred securities ("Non-dilutive Preferred Securities.")

Issuer	Yokohama Preferred Capital Cayman Limited (an offshore special purpose company established under the laws of the Cayman Islands whose voting rights are wholly held by the Bank)
Type of security	Japanese Yen denominated non-cumulative perpetual preferred securities (no right to convert into Issuer's common stock is granted)
Issue Amount	40 billion Japanese yen
Dividend Rate	Dividend rate 3.01% per annum (Fixed rate until July 2016) Floating rate after July 2016
Issue Price	10 million Japanese yen per preferred security
Issue Date	March 28, 2006
Use of proceeds	All proceeds are to be used to strengthen the Bank's capital base.
Liquidation preferences	As to rights upon liquidation, the Non-dilutive Preferred Securities will rank junior to the subordinated creditors and general creditors of the Bank, senior to the common shares, and effectively *pari passu* with the preferred shares.
Method of offering	Private placement (Nikko Citigroup Limited and Nomura Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors.)

File No. 82-34814
Exhibit A-3
March 16, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332; Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice concerning change of Specified Subsidiary

The Bank of Yokohama, Ltd. ("Bank") hereby announces that its special purpose company named "Yokohama Preferred Capital Cayman Limited" which was established for the purpose of issuance of preferred securities ("Non-dilutive Preferred Securities") on March 8, 2006, will become Specified Subsidiary (*Tokutei Kogaisha*) of the Bank due to the issuance of Non-dilutive Preferred Securities. The number of voting rights of the special purpose company held by the Bank and the percentage of such rights against the total number of voting rights will not change because the Non-dilutive Preferred Securities to be issued by the special purpose company are nonvoting securities.

1. Reason for the change

The Bank holds all of the common stock of the special purpose company mentioned above. Due to the payment for Non-dilutive Preferred Securities which is planned for March 28, 2006, the capital amount of the special purpose company will exceed 10% of the capital amount of the Bank. Therefore, the special purpose company is expected to become a Specified Subsidiary of the Bank.

2. Profile of the Specified Subsidiary

Yokohama Preferred Capital Cayman Limited

Location	Ugland House, PO Box 309GT, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies
Date of change	March 28, 2006
Details of business	Issuance of preferred securities, etc.
Closing date of fiscal year	March 31of each year
Number of directors and employees	Three directors and no employees
Capital amount	¥41,000,000,000
Total number of outstanding shares and preferred securities	100,000 Ordinary Shares (¥10,000 per share) 4,000 Preferred Securities (¥10,000,000 per security)
Shareholders	Ordinary Shares: 100% owned by the Bank Preferred Securities: 100% owned by entities other than the Bank

This notice with regard to the establishment of a subsidiary for the issuance of Non-dilutive Preferred Securities is published in order to publicly announce specific facts relating to the establishment, and does not constitute a solicitation of investment, solicitation of sale or purchase of any type of securities, in or outside of Japan. The Non-dilutive Preferred Securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.

File No. 82-34814
Exhibit A-4

March 24, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice of Retirement of Own Shares

We have adopted a resolution to retire our own shares under the provisions of Article 212 of the Commercial Code at the board of directors' meeting held this day (March 24, 2006). We hereby notify you as follows.

1.Type of stocks to be retired	Common Stock
2.Number of stocks to be retired	3 million shares
3.Scheduled date of retirement	March 31, 2006

<Reference>

Total number of shares outstanding after retirement shall be 1,405,294,054 shares of common stock (as of March 23, 2005) .